FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

12 January 2007

National Australia Bank Senior Executive Changes

National Australia Bank Group Chief Executive Officer, John Stewart, today announced the creation of a new role responsible for developing and aligning the corporate and human capital strategies of the National Australia Bank.

Peter Thodey, who is currently Chief Executive Officer New Zealand, has been appointed to the new role of Group Executive General Manager.

Cameron Clyne, who is currently Executive General Manager, Group Development, has been appointed as Chief Executive Officer New Zealand.

“Without the right strategies for our most important resource, our human capital, it will be very difficult to execute our overall corporate strategy,” Mr Stewart said.

“Peter’s outstanding leadership of the Bank of New Zealand during the past seven years makes him an excellent choice for this important role. Peter’s experience will ensure National Australia Bank has people with the right skills, talent and values, which are fundamental to sustainable growth in our business.

“Cameron Clyne has worked closely with me in developing our overall strategy and I have every confidence that he will be an excellent successor to Peter,” he said.

Cameron will join the Bank of New Zealand on 20 February 2007 and will assume his new role in the second week of March.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Felicity Glennie-Holmes Senior Manager, Group External Relations T 03 8641 3627 M 0412 673 038	Lyndal Kennedy Manager, Investor Relations T 03 8641 5611 M 0400 983 038

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,204,973	110,000

4	Total consideration paid or payable for the shares	$203,871,358	$4,415,928

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94	highest price paid: $40.15
		date: 3 Jan 06

		lowest price paid: $37.87	lowest price paid: $40.10
		date: 29 Nov 06
			highest price allowed under rule 7.33: $42.1932

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$291,712,714

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 10 Jan 07

Print name:

== == == == ==

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,314,973	523,366

4	Total consideration paid or payable for the shares	$208,287,286	$20,896,958

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94	highest price paid: $40.25
		date: 3 Jan 06

		lowest price paid: $37.87	lowest price paid: $39.72
		date: 29 Nov 06
			highest price allowed under rule 7.33: $42.1386

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$270,815,756

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 11 Jan 07

Print name:

== == == == ==

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,838,339	278,652

4	Total consideration paid or payable for the shares	$229,184,244	$11,099,629

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $40.94	highest price paid: $40.00
		date: 3 Jan 06

		lowest price paid: $37.87	lowest price paid: $39.55
		date: 29 Nov 06
			highest price allowed under rule 7.33: $41.9601

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$259,716,127

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 12 Jan 07

Print name:

== == == == ==

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 12 January 2007	Name: Brendan T Case
Title: Associate Company Secretary